UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:          000-53830
CUSIP No.:         52602V104

(Check One):  ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:      December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lenco Mobile Inc.
Full Name of Registrant

____________________________________________________
Former Name if Applicable

345 Chapala Street
Address of Principal Executive Office (Street and Number)

Santa Barbara, California 93101
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Lenco Mobile Inc. (the “Company”) filed a Form 10 on November 11, 2009, which the Company subsequently amended on November 18, 2009, December 16, 2009, January 7, 2010 and January 29, 2010.   The Form 10 went effective on Monday, January 11, 2010.  However, the Securities and Exchange Commission (the “Commission”) has not completed its review of the Form 10.

In its comment letter to the Company dated February 4, 2010, the Commission asked the Company to change its accounting of the Company’s transaction with Capital Supreme (Pty) Ltd. from a reverse merger to a purchase of Capital Supreme (Pty) Ltd.  This request requires the Company to restate its financial statements in the Form 10 and have the restated financial statements audited.  The Company is working to complete the accounting and auditing procedures so that the Company can amend its Form 10 and restate the financial statements therein in accordance with the Commission’s comments.

The change in accounting affects the Company’s financial statements that will be filed in the Company’s annual report on Form 10-K.  Due to the significant time required to revise and restate the prior financial statements for the accounting of the acquisition of Capital Supreme (Pty) Ltd., the Company will not be able to file its annual report on Form 10-K by the prescribed deadline.  The Company expects to file its annual report on Form 10-K by April 15, 2010.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Michael Levinsohn	(805)	308-9199
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements in our annual report on Form 10-K will show increased revenue for fiscal year 2009 compared to 2008. We acquired our AdMax operating subsidiary in February 2009 and its operations will be included for the balance of the year. In addition, we had significant organic revenue growth in our Capital Supreme (Pty) Ltd. business in 2009 compared to 2008. Our financial statements for 2008 will be restated in connection with the change in accounting treatment for the Capital Supreme (Pty) Ltd. transaction. Under the revised treatment we will include Capital Supreme (Pty) Ltd.s' operating results in our restated 2008 financial statements only from the date of acquisition, August 30, 2008, through December 31, 2008.

Lenco Mobile Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010	By: /s/ Michael Levinsohn
Michael Levinsohn Chief Executive Officer